Exhibit 99.113

CannTrust Continues Patient Growth,

Celebrates Significant Milestone and Ongoing Momentum

VAUGHAN, ON, October 3rd, 2018 /CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada's leading licensed producers and most trusted brands of medical cannabis, announced today that it celebrates serving 50,000 patients, and is growing at an unprecedented rate. CannTrust is capturing 36 percent of all newly registered patients in Canada, based on the most recent quarterly data provided by Health Canada.

“CannTrust is proud to help more than 50,000 Canadians address their health issues, and we anticipate continued strong growth,” says Brad Rogers, President of CannTrust. “We are experiencing a steady, continuous increase week over week, month over month, due to continued partnerships with thousands of healthcare practitioners across the country.”

“Healthcare practitioners know and trust CannTrust products, because they can prescribe an accurate dose, gradually increase the dose, and gauge efficacy,” says Rogers. “With CannTrust you know exactly what you are going to get every single time.”

Our CannTrust promise to patients:

•	We are committed to offering quality cannabis products at industry leading affordable prices due to our unique perpetual harvest technology used at our advanced greenhouse in Niagara.

•	We are committed to producing standardized cannabis products, so you can be confident that you will receive the same standardized product every time.

•	We are committed to having our CBD, 1:1 and THC based oil drops and vegan capsules always in stock, as well as an excellent variety of dried flower.

•	We are committed to ensuring access to affordable medical cannabis. We will be absorbing the excise tax on medical cannabis that is planned for October 17, so you will not have to pay more for medical cannabis due to this tax.

•	We are committed to supporting our patients with financial needs through our patient assistance program.

•	We are committed to supporting our veterans through our veterans’ support program.

•	We are committed to ensuring our patients can get their medication in a timely fashion through our same-day Trust Delivery service for patients in the GTA, and through Purolator or Canada Post for those across the country.

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•	We are committed to innovation. Our product development teams along with our global pharma partner, Apotex Inc., are diligently developing new products and dosage formats to improve your experience.

•	We are committed to advancing research on the use and efficacy of cannabis. We are currently involved in two randomized placebo controlled clinical trials; a chronic pain trial at McMaster University in Hamilton, Ontario, and an ALS trial with Australia’s Gold Coast University Hospital, with several other Canadian studies being developed.

“We remain dedicated to our medical cannabis patients,” says Eric Paul, CannTrust’s Co-Founder and Chairman of the Board. “Together, we have changed the medical landscape in Canada, and as the industry evolves, CannTrust looks forward to continuing our important work in supporting the good health and well-being of Canadians.”

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing standardized cannabis products.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 600,000 sq. ft. greenhouse expansion has begun and is fully funded. CannTrust’s broad product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

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The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release. Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: or to arrange an interview, please contact: Sheri De Carlo, Communications Manager at CannTrust. Tel: (647) 872-2300 X 2346 | Email: sdecarlo@canntrust.ca | Sybil Eastman at Strategic Objectives. Tel: (416) 366-7735 X254 | Email: sybil.eastman@strategicobjectives.com